VIA EDGAR and VIA FACSIMILE (202.772.9209)
July 10, 2008

Kevin Woody	Robert Telewicz
Accounting Branch Chief	Staff Accountant
Division of Corporation Finance	Division of Corporation Finance
United States Securities & Exchange Commission	United States Securities & Exchange Commission
450 Fifth Street, N.W.	450 Fifth Street, N.W.
Washington, DC 20549	Washington, DC 20549

Re:	HEALTH CARE REIT, INC.:
Form 10-K for the year ended December 31, 2007
SEC File No. 1-08923
Dear Messrs. Woody and Telewicz:
The purpose of this letter is to respond to the additional comments in your letter to Health Care REIT, Inc. (the “Company”) dated June 12, 2008 concerning the Company’s Form 10-K for the year ended December 31, 2007. Your comments and our responses are set forth below.
Form 10-K for the year ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 58
1.	We have considered your response to our prior comment 3. We are still unclear how you have met all the requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures with respect to your measure of Adjusted EBITDA. Please tell us how you have complied with these disclosure requirements.
RESPONSE:
As noted in the Company’s discussion of EBITDA on page 60 of our Annual Report on Form 10-K for the year ended December 31, 2007, Adjusted EBITDA represents EBITDA as adjusted for certain items pursuant to a covenant provision of the Company’s unsecured line of credit arrangement. As stated in our response dated May 29, 2008 to your prior comment letter, the Company will in future filings expand its MD&A disclosure to include additional discussion of Adjusted EBITDA relating to and in the context of this line of credit covenant so as to comply

July 10, 2008

with the requirements of question 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. We believe that this additional information will satisfy the Company’s disclosure obligations under Item 10(e) of Regulation S-K as long as Adjusted EBITDA is not mentioned in any context other than the line of credit covenant requirement, as was the case with the 2007 Form 10-K. Because Adjusted EBITDA has not been and will not be presented as a non-GAAP performance measure, the requirements under question 8 of your Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures should not apply. We believe any attempt to respond to these requirements could confuse the explanation given in response to question 10 of the Frequently Asked Questions.
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
2. Business Combinations, page 73
2.	We have reviewed your response to our prior comment 5 and note that you included the disclosures required by paragraph 54 of SFAS 141 related to your acquisition of Windrose Medical Properties Trust in your 2006 Form 10-K. We are unclear why these disclosures were not also included in your 2007 Form 10-K. In future filings please ensure that you include all appropriate financial statement disclosures for each year presented in your financial statements.
RESPONSE:
We will comply with this request in our future filings.
* * *
We trust that the foregoing is responsive to your comments. If you have any questions regarding any of the above, please do not hesitate to call Paul D. Nungester, Vice President and Controller of the Company, or the undersigned, Scott A. Estes, at 419-247-2800. Thank you very much.

Very truly yours HEALTH CARE REIT, INC.
By:	/s/ Scott A. Estes
Scott A. Estes
Its:	Senior Vice President and Chief Financial Officer